EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries - Direct/wholly-owned	State of Incorporation

Appalachian Capital Trust I	Delaware

Appalachian Community Bank	Georgia
Also doing business under the registered trade name “Gilmer County Bank”

Subsidiaries - Indirect/wholly-owned by Appalachian Community Bank

Appalachian Information Management, Inc.	Georgia